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                 June 27, 2023

       Brian Ferdinand
       Chief Executive Officer
       LUXURBAN HOTELS INC.
       2125 Biscayne Blvd.
       Suite 253
       Miami, FL 33137

                                                        Re: LUXURBAN HOTELS
INC.
                                                            Registration
Statement on Form S-1
                                                            Filed June 21, 2023
                                                            File No. 333-272803

       Dear Brian Ferdinand:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              Richard H. Kronthal,
Esq.